FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 14TH, 2021

1.       DATE, TIME AND PLACE: on October 14th, 2021, at 12:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

4.       AGENDA: Analysis and deliberation on the transaction involving the conversion of Extra Hiper stores operated by the Company into cash & carry, which will be operated by Sendas Distribuidora SA (“Assaí”), involving 71 (seventy-one) commercial points located in several federative units do Brasil (“Transaction”), to be formalized through the execution of (i) binding memorandum of understanding with Assaí, for the cession to Assaí, of commercial establishments operated by the Company under the Extra Hiper brand in properties owned and leased from third parties, as well as the respective lease agreements, which may also involve the acquisition by Assaí of certain equipment existing in the stores, with an estimated total price of the Transaction to be received by the Company of up to R$5,200,000,000.00 (five billion and two hundred million reais ) ("Total Price"), of which R$4,000,000,000.00 (four billion reais) shall be paid by Assaí to the Company, in installments, between December 2021 and January 2024 ("MoU Assaí"), and (ii) in the context of the Transaction and subject to its conclusion, memorandum of understanding with a real estate fund ("Fund"), with the intervention of Assaí, regulating the sale of 17 ( seventeen) properties owned by the Company, with an estimated sale price of R$1,200,000,000.00 (one billion and two hundred million reais), to be paid by the Fund to the Company, making up the Total Price of the Transaction ("MoU Fundo"), and if the purchase and sale commitments and/or the definitive documents relating to the sale of part or all of these properties are not entered into by December 29, 2021, Assaí or a third party appointed by it must acquire, by June 30, 2022, the properties not sold, subject to the price and other conditions provided for in the MoU Fundo.

5.        RESOLUTION: Initiating the meeting, the members of the Board of Directors, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo, declare that they will abstain from any vote that may occur at this meeting, in view of their understanding that there is a conflict of interest due to the fact that they are also part of the Board of Directors of Sendas, having not participated in the presentations and discussions on the matters on the agenda. Also, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Hervé Daudin and Rafael Sirotsky Russowski, also declared that they will abstain from voting because they understand that there is a potential conflict of interest, as the Company and Sendas are controlled by Casino, with which have relationship. Immediately thereafter, the other directors declared that they understand that they are not in a position of conflict of interest with regard to the analysis of the matters covered by this meeting.

Then, the members of the Board of Directors were presented with presentations about the transaction by the financial institution hired to prepare the fairness opinion. The favorable recommendation of the Corporate Governance and Sustainability Committee, pursuant to the Policy on Transactions with Related Parties, and of the Finance Committee, was also presented.

Thus, the members of the Board of Directors present and declared not to be conflicted, Messrs. Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Renan Bergmann, resolved, unanimously and without reservations, with Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo returned to the meeting, but abstaining from voting as stated at the beginning of the meeting, to approve the execution of the Transaction through the execution of the MoU Sendas and the MoU Fundo, with the Company's board of directors being authorized to take all measures for the negotiation of definitive contracts, whose final terms must be approved by the Board of Directors.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 4th, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 14, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.